PARK HILL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	23,822,207
Investments		1,989,375
Accounts receivable, net of allowance for doubtful accounts of $132,696		158,627,655
Interest receivable		2,230,084
Other assets		396,519
Due from affiliates		241,436
TOTAL ASSETS	$	187,307,276
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	1,285,550
Taxes payable		766,300
Deferred tax liability		994
Other liabilities		21,925
Due to affiliates		7,802,455
TOTAL LIABILITIES		9,877,224
MEMBER'S EQUITY		177,430,052
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	187,307,276

See notes to financial statements.